

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 24, 2008

VIA U.S. MAIL and FACSIMILE (847) 735-4042

Mr. Peter B. Hamilton
Brunswick Corporation
Senior Vice President and Chief Financial Officer
1 N. Field Court
Lake Forest, IL 60045-4811

>   **RE: Brunswick Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed February 22, 2008**
>   **Form 10-Q for the quarter ended June 28, 2008**
>   **Filed July 29, 2008**
>   **File No. 001-01043**

Dear Mr. Hamilton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q as of June 28, 2008

Note 3 – Restructuring Activities, page 8

1.   In future filings please provide roll-forwards of the restructuring liabilities for each significant exit plan pursuant to paragraph 20b of SFAS 146.

2.   As a related matter, please ensure that future disclosures provide disaggregated quantified disclosure for individually significant exit plans. Please refer to paragraph 20 of SFAS 146 and the disclosure guidance from SAB Topic 5-P.

3.   In future filings please provide a description and quantification of the significant components of "transformation and other costs" included in earnings. We see that these costs are significant to the total charge recognized during the six month period.

4.   In light of the significant increase in restructuring and exit activities, in future filings please provide an accounting policy disclosure that explains how you measure the underlying restructuring and exit charges, including how you determine the appropriate accounting period to recognize the expenses. Please make your disclosure specific to the nature of the actual costs incurred.   Please also add disclosure that relates the actual charges recognized in each period to the actual progress of the underlying restructuring activities.

5.   Under impairment charges, in future filings please disclose how you determined the amounts of the charges and the related GAAP applied. We presume based on the varied nature of your restructuring and exit activities and the current economic environment that you have applied more than one basis in GAAP in determining the appropriate accounting for impairments. Please also provide expanded narrative and appropriate disaggregated quantified disclosure that explains how the charges relate to the underlying restructuring and exit activities or were caused by other factors, as appropriate. Where charges were based on fair value determinations, please also disclose how fair value was determined.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24</u>

6.   Please expand future filings to describe the expected effects on future earnings
        and cash flows resulting from the restructuring and exit activities. In that regard,
        please quantify expected cost savings and disclose the initial period in which
        those effects are expected to be realized, including whether the cost savings are
        expected to be offset by anticipated increases in other expenses or reduced
        revenues. The discussion should identify the income statement line items to be
        impacted (for example, cost of sales; marketing; selling, general and
        administrative expenses; etc.). In later periods if actual savings anticipated by the
        exit plan are not achieved as expected or are achieved in periods other than as
        expected, please describe that outcome, its reasons, and its likely effects on future
        operating results and liquidity.

7.   As a related matter, while we see that MD&A provides some summary discussion
        of the restructuring and exit activities please ensure that future MD&A disclosure
        fully considers all of the relevant quantitative and qualitative disclosure guidance
        from SAB Topic 5-P.

                                        *****

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant